

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 17, 2016

VIA E-mail
Bryan Reasons
Senior VP, Finance and Chief Financial Officer
Impax Laboratories, Inc.
30831 Huntwood Avenue,
Hayward, California 94544

      Re: Impax Laboratories, Inc.
              Form 10-K for Year Ended December 31, 2015
              Filed February 22, 2016
              Form 10-Q for Quarterly Period Ended September 30, 2016
              Filed November 9, 2016
              File No. 001-34263

Dear Mr. Reasons:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015
Notes to Consolidated Financial Statements
23. Segment Information, page F-54

1.   In your risk factor on page 18 you disclose that a substantial portion of your total revenues is derived from sales of a limited number of products and that your top five products accounted for 17%, 12%, 8%, 7% and 6% of your product sales, net. Please provide us proposed disclosure to be included in future periodic reports of your revenue for each significant product and for individually insignificant products grouped with similar insignificant products. Refer to ASC 280-10-50-40.

<u>Form 10-Q for Quarter Ended September 30, 2016</u>
<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 61</u>

2.   In your third quarter earnings call transcript you indicate that recent competitor and pricing activities became more evident following the close of the Teva acquisition and in order to maintain your share position, significant price concessions were necessary in order to retain key customers. Further, you indicate that this 35% price decline will have an unfavorable impact on your fourth quarter revenue and profitability. Please tell us your consideration of disclosing this information as a known trend or uncertainty that is reasonably expected to have a material unfavorable impact on your results of operations. Refer to Item 303(a) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                                Sincerely,

                                                /s/ Jim B. Rosenberg

                                                Jim B. Rosenberg
                                                Senior Assistant Chief Accountant
                                                Office of Healthcare and Insurance